Exhibit (a)(9)

Contact:	Peter W. Keegan Chief Financial Officer (212) 521-2950 Darren Daugherty Investor Relations (212) 521-2788 Candace Leeds Public Affairs (212) 521-2416

LOEWS CORPORATION ANNOUNCES FINAL PRORATION FACTOR FOR

LORILLARD EXCHANGE OFFER

NEW YORK, June 13, 2008—Loews Corporation (NYSE:LTR) today announced the final results of its offer to exchange shares of Lorillard, Inc. common stock (NYSE: LO) held by Loews for outstanding shares of Loews common. The exchange offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on June 9, 2008.

The exchange agent, Mellon Investor Services LLC, reported a final count of 171,506,287 shares of Loews common stock tendered for exchange, including 1,461,940 shares tendered by odd-lot holders electing not to be subject to proration. Under the terms of the offer, Loews accepted 93,492,857 shares of Loews common stock in exchange for 65,445,000 shares of Lorillard common stock, reflecting an exchange ratio of 0.70.

Because more than 93,492,857 shares of Loews common stock were tendered in the exchange offer, the exchange offer was oversubscribed. Loews accepted all shares tendered by odd-lot shareholders electing not to be subject to proration. Additionally, Loews accepted on a pro rata basis a portion of all other tendered shares of Loews common stock based on a final proration factor of 54.1%.

Shares of Loews common stock tendered but not accepted for exchange will be credited to the tendering holder’s account in book-entry form. Shares of Lorillard common stock to be distributed pursuant to the terms of the exchange offer will be credited in book-entry form to accounts of the tendering holders by the exchange agent. Under the terms of the exchange offer, no fractional shares of Lorillard common stock will be distributed. Instead, fractional shares will be aggregated and sold, and the net cash proceeds of such sale will be distributed promptly to tendering stockholders in accordance with their fractional interests in the shares sold.

About Loews

Loews Corporation, a holding company, is one of the largest diversified corporations in the United States. Its principal subsidiaries are CNA Financial Corporation (NYSE: CNA); Diamond Offshore Drilling, Inc. (NYSE: DO); HighMount Exploration & Production LLC; Boardwalk Pipeline Partners, LP (NYSE: BWP); and Loews Hotels.

Additional Information

Stockholders of Loews are advised to read Loews’s Tender Offer Statement on Schedule TO, as amended, Lorillard’s Registration Statement on Form S-4 and the Prospectus – Offer to Exchange included as part of the Registration Statement, as well as any other documents relating to the exchange offer that are filed with the SEC when they become available because they contain important information. Stockholders of Loews may obtain copies of these documents for free at the SEC’s website at www.sec.gov. This announcement is for informational purposes only and is neither an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the Prospectus – Offer to Exchange and related letter of transmittal.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual events to differ materially from those described. Therefore, no assurance can be given that the transactions described herein will be consummated on the currently proposed terms or otherwise. Loews expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

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